_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |_____________________|

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                   Insurance Management Solutions Group, Inc.
          ____________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          _____________________________________________________________
                         (Title of Class of Securities)

                                    458045101
          ____________________________________________________________
                                 (CUSIP Number)


                          Bankers Insurance Group, Inc.
                          Attn: Robert G. Southey, Esq.
                          Secretary and General Counsel
                               360 Central Avenue
                          St. Petersburg, Florida 33701
                                 (727) 823-4000

                                 With a copy to:

                            Thomas J. Dougherty, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                                Boston, MA 02108
                                  (617)573-4800
          ____________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 5, 2002
          ____________________________________________________________
             (Date of Event which Requires Filing of this Statement)

o If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

o Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

o The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)
                              Page 1 of 14 Pages

                                 SCHEDULE 13D

     CUSIP No. 0001063167
_____________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers Insurance Group, Inc.
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   SOURCE OF FUNDS*

                  AF
_____________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

_____________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
_____________________________________________________________________________
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES             ________________________________________________
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                   8,349,884 (see item 5)
         REPORTING           ________________________________________________
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                             ________________________________________________
                             10.      SHARED DISPOSITIVE POWER
                                       8,349,884 (see item 5)
_____________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,349,884 (see item 5)
_____________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                        ( )
_____________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  68.0%
_____________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                  HC
_____________________________________________________________________________

CUSIP No. 0001063167
_____________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers Insurance Company
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   SOURCE OF FUNDS*

                  WC
_____________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)   (  )

_____________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
_____________________________________________________________________________
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES             ________________________________________________
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                    3,528,455 (see item 5)
         REPORTING           ________________________________________________
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                             ________________________________________________
                             10.      SHARED DISPOSITIVE POWER
                                        3,528,455 (see item 5)
_____________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,528,455 (see item 5)
_____________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                   ( )

_____________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  28.7%
_____________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                  IC
_____________________________________________________________________________

CUSIP No. 0001063167
_____________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers Security Insurance Company
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                            (a)  (x)
                                            (b)  ( )
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   SOURCE OF FUNDS*

                  WC
_____________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

_____________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
_____________________________________________________________________________
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES             ________________________________________________
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                     4,821,429 (see item 5)
         REPORTING           ________________________________________________
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                             ________________________________________________
                             10.      SHARED DISPOSITIVE POWER
                                         4,821,429 (see item 5)
_____________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,821,429 (see item 5)
_____________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                   ( )

_____________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  39.3%
_____________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                  IC
_____________________________________________________________________________

CUSIP No. 0001063167
_____________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers Financial Corporation
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)  (x)
                                                               (b)  ( )
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   SOURCE OF FUNDS*

                  AF
_____________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

_____________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
_____________________________________________________________________________
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES             ________________________________________________
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                     8,349,884 (see item 5)
         REPORTING           ________________________________________________
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                             ________________________________________________
                             10.      SHARED DISPOSITIVE POWER
                                         8,349,884 (see item 5)
_____________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,349,884 (see item 5)
_____________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                   ( )
_____________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  68.0%
_____________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                  CO
_____________________________________________________________________________

CUSIP No. 0001063167
_____________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers International Financial Corporation
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)  (x)
                                                     (b)  ( )
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   SOURCE OF FUNDS*

                  AF
_____________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

_____________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
_____________________________________________________________________________
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES             ________________________________________________
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                     8,349,884 (see item 5)
         REPORTING           ________________________________________________
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                             ________________________________________________
                             10.      SHARED DISPOSITIVE POWER
                                         8,349,884 (see item 5)
_____________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,349,884 (see item 5)
_____________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                                            ( )

_____________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  68.0%
_____________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                  CO
_____________________________________________________________________________

CUSIP No. 0001063167
_____________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Bankers International Financial Corporation, Ltd.
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   SOURCE OF FUNDS*

                  AF
_____________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

_____________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman
_____________________________________________________________________________
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES             ________________________________________________
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                     8,349,884 (see item 5)
         REPORTING           ________________________________________________
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                             ________________________________________________
                             10.      SHARED DISPOSITIVE POWER
                                         8,349,884 (see item 5)
_____________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,349,884 (see item 5)
_____________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                   ( )

_____________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  68.0%
_____________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                  OO
_____________________________________________________________________________

CUSIP No. 0001063167
_____________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Ansbacher (Cayman) Limited, as trustee for Bankers International Financial Corporation II Trust
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   SOURCE OF FUNDS*

                  AF
_____________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               (  )

_____________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman
_____________________________________________________________________________
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES             ________________________________________________
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                     8,349,884 (see item 5)
         REPORTING           ________________________________________________
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                             ________________________________________________
                             10.      SHARED DISPOSITIVE POWER
                                         8,349,884 (see item 5)
_____________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,349,884 (see item 5)
_____________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                   ( )
_____________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  68.0%
_____________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                  OO
_____________________________________________________________________________

CUSIP No. 0001063167
_____________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Independent Foundation for the Pursuit of Charitable
         Endeavors, Ltd.
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   SOURCE OF FUNDS*

                  AF
_____________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                             (  )

_____________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman
_____________________________________________________________________________
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES             ________________________________________________
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                     8,349,884 (see item 5)
         REPORTING           ________________________________________________
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                             ________________________________________________
                             10.      SHARED DISPOSITIVE POWER
                                         8,349,884 (see item 5)
_____________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,349,884 (see item 5)
_____________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                   (  )
_____________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  68.0%
_____________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                  OO
_____________________________________________________________________________


Note: This Amendment No. 3 to Schedule 13D amends the Statement on Schedule 13D dated May 24, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated July 19, 2002 ("Amendment No. 1") and Amendment No. 2 dated August 8, 2002 ("Amendment No. 2"), filed on behalf of (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"); (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (v) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and (vi) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher's ultimate disposition of the shares of BIFC Ltd., relating to the Common Stock (as defined in the Schedule 13D).

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding the following (capitalized terms used, but not otherwise defined, herein have the meanings ascribed thereto in the Schedule 13D, Amendment No. 1 or Amendment No. 2):

         The Reporting Persons expect the Issuer will fund the purchase of its shares of Common Stock pursuant to the Offer (as defined below) from available cash. The Offer is not contingent on obtaining new sources of financing.

Item 4.  Purpose of the Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         Subsequent to the August 5 Letter (as defined in Amendment No. 2), representatives of BIG engaged in negotiations with representatives of the Special Committee of the Issuer to reach mutually acceptable definitive agreements incorporating terms substantially similar to those in the August 5 Letter to the Special Committee. On August 15, 2002, BIG, BIC, BSIC, Bankers Management Corporation, a Florida corporation all of whose capital stock is owned by BIC and BSIC ("Acquisition Sub"), and the Issuer, entered into the Agreement and Plan of Merger (the "Merger Agreement"), dated August 15, 2002. The Merger Agreement provides for the Issuer to make a self-tender offer for the shares of Common Stock of the Issuer at a price of $3.08 per share (the "Offer") and that, if requested by BIG, the Issuer will loan seven million dollars ($7,000,000) to BIG and/or Bankers Underwriters, Inc., a wholly-owned Subsidiary of BIG. Pursuant to the Merger Agreement, BIG, BIC, BSIC and their affiliates and subsidiaries have agreed not to tender any of their shares of Common Stock in response to the Offer.

         The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of shares which represents at least a majority of all outstanding shares of the Issuer's Common Stock not owned by BIC and BSIC on the date shares are accepted for payment in response to the Offer. If the shares of Common Stock are accepted for payment by the Issuer pursuant to the Offer, BIC and BSIC will own a sufficient number of the Issuer's outstanding shares such that Acquisition Sub will be merged with and into the Issuer (the "Merger") without any further action by the stockholders of the Issuer or its board of directors. The Issuer will be the surviving corporation and will become a wholly-owned, indirect subsidiary of BIG. At the effective time of the Merger (the "Effective Time"), each share of Common Stock then outstanding (other than Shares held by BIC and BSIC and Shares held by stockholders who properly perfect their dissenters' rights under Florida law) will be cancelled and extinguished and converted into the right to receive $3.08 in cash or any higher price per share paid in the Offer. Shares of the Issuer's Common Stock that are owned immediately prior to the Effective Time by the Issuer as treasury stock and by BIC and BSIC will be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such shares.

         BIG has no present intention to change the senior management of the Issuer, but reserves the right to do so at any time. Pursuant to the Merger Agreement, the Issuer shall cause each member of its board of directors to resign effective immediately prior to the Merger. It is expected that after the Merger, the Company's board of directors will ultimately be composed solely of persons who are officers of the Issuer or BIG. Except as otherwise disclosed above, the Reporting Persons have no present plans or proposals that would result in an extraordinary corporate transaction involving the Issuer, such as a merger, reorganization, liquidation, sale or transfer of a material amount of the Issuer's or its subsidiaries' assets, or other changes to the Issuer's business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy. However, the Issuer's management will continue to routinely review proposals for the acquisition or disposition of assets or other changes to the Issuer's business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy which they consider to be in the best interests of the Issuer.

         The shares of Common Stock are currently traded on the OTC Bulletin Board. Following the consummation of the Merger, the Shares will no longer be publicly traded and the registration of the shares of Common Stock under the Exchange Act will be terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended by adding the following:

         Pursuant to the Merger Agreement, BIG, BIC and BSIC shall not, and shall cause their affiliates and subsidiaries (including, but not limited to, Acquisition Sub) not to tender any of their shares of Common Stock in response to the Offer. In addition, BIG, BIC and BSIC have agreed that from August 15, 2002 through the earlier of the Effective Time, or the termination of the Merger Agreement, none of BIG, BIC, BSIC, Acquisition Sub or their respective affiliates or subsidiaries will (a) acquire, purchase or otherwise become the owner of additional shares of Common Stock; (b) give, sell, transfer or otherwise dispose of any of their shares of Common Stock or (c) pledge any of their shares of Common Stock unless it has secured the agreement of the party to whom such shares are pledged not to tender the shares of Common Stock in response to the Offer. Also, pursuant to the terms of the Merger Agreement, BIG, BIC and BSIC shall not, and shall cause their affiliates and subsidiaries not to exercise their appraisal rights with respect to any of their shares of Common Stock.


The foregoing summary of certain provisions of the Merger Agreement is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

   4.1    Letter from BIG to the Special Committee dated March 21, 2002 (1)

   4.2    Letter from BIG to the Special Committee dated July 16, 2002 (3)

   4.3    Letter from BIG to the Special Committee dated August 5, 2002 (4)

   10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc.

   99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(1)

   99.2   Power of Attorney for Bankers International Financial Corporation,
          Ltd.(1)

   99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust(1)

   99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(2)

____________________

(1) Incorporated by reference to the Reporting Persons Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons Schedule 13D-A, Amendment No.1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons Schedule 13D-A, Amendment No.2, filed with the SEC on August 9, 2002.

         The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 16, 2002

                                       BANKERS INSURANCE GROUP, INC.

                                       By:  /s/  Robert G. Southey


                                        -----------------------------
                                        Name:    Robert G. Southey
                                        Title:   Secretary
                                                 General Counsel
                                                 Vice President



                                        BANKERS INSURANCE COMPANY

                                        By:  /s/  Robert G. Southey


                                        -----------------------------
                                        Name:    Robert G. Southey
                                        Title:   Secretary
                                                 General Counsel
                                                 Vice President



                                        BANKERS SECURITY INSURANCE COMPANY

                                        By:  /s/  Robert G. Southey


                                        -----------------------------
                                        Name:    Robert G. Southey
                                        Title:   Secretary
                                                 General Counsel
                                                 Vice President



                                        BANKERS FINANCIAL CORPORATION

                                        By:  /s/  David B. Snyder


                                        -----------------------------
                                        Name:    David B. Snyder
                                        Title:   Secretary
                                                 General Counsel
                                                 Vice President



                                        BANKERS INTERNATIONAL FINANCIAL
                                        CORPORATION

                                        By:  /s/  David B. Snyder


                                        -----------------------------
                                        Name:    David B. Snyder
                                        Title:   Secretary
                                                 General Counsel
                                                 Vice President



                                        BANKERS INTERNATIONAL FINANCIAL
                                        CORPORATION, LTD.

                                        By:  /s/  David K. Meehan


                                        -----------------------------
                                        Name:    David K. Meehan
                                        Title:   Attorney-in-fact under Power
                                                   dated 5/16/02



                                        ANSBACHER (CAYMAN) LIMITED, AS
                                        TRUSTEE FOR THE BANKERS INTERNATIONAL
                                        FINANCIAL CORPORATION II TRUST

                                        By:  /s/  David K. Meehan


                                        -----------------------------
                                        Name:    David K. Meehan
                                        Title:   Attorney-in-fact under Power
                                                   dated 5/16/02



                                        INDEPENDENT FOUNDATION FOR THE
                                        PURSUIT OF CHARITABLE ENDEAVORS, LTD.


                                        By:  /s/  David K. Meehan


                                        -----------------------------
                                        Name:    David K. Meehan
                                        Title:   Attorney-in-fact under Power
                                                   dated 2/10/99

                               INDEX OF EXHIBITS



  Number       Description
  ------       -----------

  4.1          Letter from BIG to the Special Committee dated March 21, 2002 (1)

  4.2          Letter from BIG to the Special Committee dated July 16, 2002 (3)

  4.3          Letter from BIG to the Special Committee dated August 5, 2002 (4)

  10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc.

  99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(1)

  99.2         Power of Attorney for Bankers International Financial
               Corporation, Ltd.(1)

  99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust(1)

  99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(2)

___________________

(1) Incorporated by reference to the Reporting Persons Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons Schedule 13D-A, Amendment No.1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons Schedule 13D-A, Amendment No.2, filed with the SEC on August 9, 2002.